UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File No. 001-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Avis Budget Group, Inc.
Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator, Trustee and Participants of the
Avis Budget Group, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Avis Budget Group, Inc. Employee Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Avis Budget Group, Inc. Employee Savings Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 and the Schedule of Delinquent Participant Contributions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CohnReznick LLP

Roseland, New Jersey
June 20, 2014

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Participant directed investments at fair value:
Cash and cash equivalents	$7,581,000	$4,431,361
Mutual funds	354,448,661	223,423,487
Common/collective trusts	185,207,017	126,916,725
Avis Budget Group, Inc. common stock	33,890,650	13,865,834
Total investments	581,127,328	368,637,407

Receivables:
Notes receivable from participants	11,258,730	6,890,793
Participant contributions	590,757	197,742
Employer contributions	406,894	138,110
Interest and dividends	21	227,064
Total receivables	12,256,402	7,453,709

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	593,383,730	376,091,116

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,003,495)	(2,396,492)

NET ASSETS AVAILABLE FOR BENEFITS	$592,380,235	$373,694,624

The accompanying notes are an integral part of these financial statements.

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

ADDITIONS TO NET ASSETS:
Net investment income:
Dividends	$25,987,166
Interest	51,769
Net appreciation in fair value of investments	76,719,568
Net investment income	102,758,503

Interest income on notes receivable from participants	452,315

Contributions:
Participants	18,562,287
Employer	11,979,431
Rollovers	769,171
Total contributions	31,310,889

Net transfers of participant account balances from affiliated plans	145,048,217

Total additions	279,569,924

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	60,690,209
Administrative expenses	194,104
Total deductions	60,884,313

NET INCREASE IN ASSETS	218,685,611

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	373,694,624

END OF YEAR	$592,380,235

The accompanying notes are an integral part of these financial statements.

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Avis Budget Group, Inc. Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from Avis Budget Group, Inc. (the “Company”), for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Avis Budget Group, Inc. Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

Effective January 1, 2013, the Company approved the merger of the AB Car Rental Services, Inc. Retirement Savings Plan into the Plan, which was an affiliated plan of the Company. As of January 1, 2013, their participants and participants’ accounts were consolidated into the Plan. The related assets of the AB Car Rental Services, Inc. Retirement Savings Plan were transferred into the Plan between January 1, 2013 and April 30, 2013.

The following is a summary of certain Plan provisions:

Eligibility – Each regular employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following certain requirements: (i) the attainment of age eighteen and (ii) either 1,000 or more hours of service during the initial twelve consecutive month period of start date ("Year of Eligible Service"), or if the Year of Eligible Service was not met during the initial twelve consecutive month period, a part-time employee of the Company will be admitted into the Plan on the last day of the first plan year once the hours of service requirement has been reached. All eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 1% of eligible compensation, as soon as administratively feasible after hire.

Participant Contributions – Participants may elect to make pre-tax contributions up to 50% but not less than 1% of pre-tax annual compensation, up to the statutory maximum of $17,500 for 2013. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,500 as a catch up contribution, resulting in a maximum pre-tax contribution of $23,000 for 2013. Participants may change their contribution investment direction on a daily basis.

Employer Contributions – Following the completion of one year of employment, the Company makes contributions to the Plan equal to 100% of each eligible participant’s pre-tax salary deferrals up to 6% of such participant’s eligible compensation.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds. The fund reallocation: (i) must be in 1% increments (if less, the entire amount invested under such option must be reallocated); (ii) must include both employee and employer contributions; and (iii) is limited to one reallocation per day, subject to restrictions imposed by the mutual fund companies to curb short-term trading. Participants should refer to the Plan document regarding investments in Company common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their contributions and the Company’s matching contributions plus actual earnings thereon. For the AB Car Rental Services, Inc. Retirement Savings Plan contributions recently transferred into the Plan, the Company's matching contributions are 100% vested after 3 years of service. Going forward, all contributions for participants recently merged from AB Car Rental Services, Inc. Retirement Savings Plan are 100% vested at any time.

Notes Receivable from Participants – Participants actively employed by the Company may borrow, in the form of a loan, from their fund accounts up to the lesser of $50,000, minus their highest outstanding loan balance during the past year or 50% of their vested balance, provided the vested balance is at least $1,000. The initial principal amount of the loan may not be less than $500. The notes are secured by the participant’s vested account balance and bear interest at a rate commensurate to that charged by major financial institutions as determined by the Plan Administrator. Note repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the note are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years. Notes receivable from participants, which are secured by the borrowing participant’s vested account balance, are valued at the outstanding principal balance plus any accrued and unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocation of Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on earnings or participant account balances, as defined in the Plan document. The benefit to which a participant is entitled, is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants are permitted to process in-service withdrawals in accordance with Plan provisions upon attaining age 59½ or for hardship in certain circumstances, as defined in the Plan document, before that age. A terminated participant with an account balance of more than $5,000 (excluding any rollover contributions and related earnings thereon) may elect to remain in the Plan and continue to be credited with fund earnings, or receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. A terminated participant with an account balance of $5,000 or less will automatically receive a lump-sum distribution.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. As of December 31, 2013 and 2012, forfeited account balances amounted to $7,918 and $13,654, respectively. During 2013, $22,779 of forfeited non-vested accounts were used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan. Fees for participants’ distributions, withdrawals, loans and similar expenses are paid by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities including mutual funds, common/collective trusts and Avis Budget Group, Inc. common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect participant account balances and the amounts reported in the financial statements.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investment Contracts – In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting – Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the ASC, the Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value, which the Plan classifies as follows: (i) Level 1, which refers to securities valued using quoted prices from active markets for identical assets, includes the common stock of publicly traded companies, mutual funds with quoted market prices and common/collective trusts with quoted market prices which operate similar to mutual funds, (ii) Level 2, which refers to securities for which significant other observable market inputs are readily available including common/collective trusts for which quoted market prices are not readily available and (iii) Level 3, which refers to securities valued based on significant unobservable inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets.

One of the Plan’s current common/collective trust investments is the Wells Fargo Stable Return Fund. The Wells Fargo Stable Return Fund invests in investment contracts issued by highly rated companies. These include Guaranteed Investment Contracts (“GICs”), wrapped portfolios of fixed income investments (“synthetic GICs”) and cash equivalents. Traditional GICs are unsecured, general account obligations of insurance companies or banks and are collateralized by the assets of the insurance company or bank. A security-backed contract consists of a portfolio of securities and a benefit responsive, contract value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that contract value benefit responsive payments will be made for participant directed withdrawals. Wrap contracts are issued by financially responsible third parties, typically banks, insurance companies, or other financial services institutions and are designed to allow a stable asset fund to maintain a stable contract value and to protect a fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a fund the difference between the contract value and the market value of the underlying assets for participant directed redemptions once the market value has been totally exhausted.

Wrap contracts accrue interest using a formula called the “crediting rate.” The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero. The crediting rate on traditional GICs is typically fixed for the life of the investment. The crediting rate on synthetic GICs is typically reset every month or quarter based on the contract value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.

Certain events limit the ability of the Plan to transact at contract value with the insurance companies and financial institution issuers of traditional GICs or synthetic GICs.  Such events include the following: (i) layoffs, (ii) bankruptcy, (iii) plant closings, (iv) plan termination or mergers, (v) early retirement incentive, (vi) employee communications designed to induce participants to transfer from the fund, or (vii) competing fund transfer or violation of equity wash or equivalent rules in place and changes of qualification status of the employer or plan. As of December 31, 2013, the Plan Administrator does not believe that the occurrence of an event that would limit the Wells Fargo Stable Return Fund’s ability to transact at contract value with participants is probable.

The fair value of the underlying debt securities are valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. Traditional GICs are valued using a discounted cash flow methodology, synthetic GICs are valued on a monthly basis per the terms of the applicable contract using valuations provided by a pricing service approved by the Trustee, and the fair value of the wrap contracts is determined using a market approach discounting methodology. The investment contracts are valued at fair value of the underlying investments and then adjusted by the issuer to contract value.

Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such fund was $125,137,908 and $84,972,648 at December 31, 2013 and 2012, respectively. The average yield earned by the Wells Fargo Stable Return Fund calculated based on the change in the net asset value between the beginning and the end of the year was 1.36% and 0.94% for the years ended December 31, 2013 and 2012, respectively. The average yield earned with an adjustment to reflect the actual interest rate credited to participants was 1.52% and 1.95% for the years ended December 31, 2013 and 2012, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2013, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments - Benefits paid to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received payments from the Plan, totaled $581,286 and $297,068 at December 31, 2013 and 2012, respectively.

3.	INVESTMENTS

The following tables present investments at fair value that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2013
Wells Fargo Stable Return Fund	$125,137,908
PIMCO Total Return Fund	51,547,683
The Oakmark Equity and Income Fund	50,864,673
American Growth Fund of America	47,822,021
Avis Budget Group, Inc. common stock (a)	33,890,650
Davis NY Venture Fund	32,611,420
Harbor Small Cap Value Fund	31,306,278
SSGA S&P 500 Index Fund	30,451,496
____________

(a)	Permitted party-in-interest

2012
Wells Fargo Stable Return Fund	$84,972,648
PIMCO Total Return Fund	39,175,926
The Oakmark Equity and Income Fund	33,259,221
American Growth Fund of America	28,012,278
SSGA S&P 500 Index Fund	22,594,404
Harbor International Fund	21,130,922
Harbor Small Cap Value Fund	20,170,140

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value, as follows:

2013
Mutual funds	$40,279,349
Common/collective trusts	13,840,096
Common stock (a)	22,600,123
$76,719,568
____________

(a)	Consists of common stock of Avis Budget Group, Inc.

4.	FEDERAL INCOME TAX STATUS
The IRS determined and informed the Company by letter dated October 16, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended and restated since receiving this determination letter. However, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is currently under examination by the IRS for the 2011 plan year. The examination is ongoing and Plan management is responding to all requests. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Loans to participants qualify as party-in-interest transactions.

During 2012, a portion of the Plan’s investments represented shares in funds managed by Merrill Lynch Trust Company FSB, the Trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions. At December 31, 2012, the Plan did not hold any shares in the fund.

At December 31, 2013 and 2012, the Plan held 838,462 and 699,588 shares, respectively, of Avis Budget Group, Inc. common stock with a cost basis of $14,964,137 and $6,787,013, respectively. During 2013, the Plan did not receive dividend income from Avis Budget Group, Inc., which is the sponsoring employer of the Plan.

6.	PLAN TERMINATION
Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

		2013	2012
Net assets available for benefits per the financial statements		$592,380,235	$373,694,624
Less:	Amounts allocated to withdrawing participants	(581,286)	(297,068)
Add:	Adjustments from contract value to fair value for fully benefit-responsive investment contracts	1,003,495	2,396,492
Net assets available for benefits per Form 5500		$592,802,444	$375,794,048

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2013 to Form 5500:

Benefits paid to participants per the financial statements		$60,690,209
Less:	Amounts allocated to withdrawing participants at December 31, 2012	(297,068)
	Certain deemed distributions of notes receivable from participants	(1,041,952)
Add:	Amounts allocated to withdrawing participants at December 31, 2013	581,286
Benefits paid to participants per Form 5500		$59,932,475

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2013, but not yet paid as of that date.

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2013 to the net income per Form 5500:

Increase in net assets available for benefits per the financial statements		$218,685,611
Less:	Amounts allocated to withdrawing participants at December 31, 2013	(581,286)
	December 31, 2012 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,396,492)
	Transfer of assets to the Plan (Reflected in Line L-Transfer of assets of Form 5500)	(145,048,217)
Add:	Amounts allocated to withdrawing participants at December 31, 2012	297,068
	December 31, 2013 adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,003,495
Net income per Form 5500		$71,960,179

8.	FAIR VALUE MEASUREMENTS
The Plan measures certain financial assets and liabilities at fair value. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. See Note 2-Summary of Significant Accounting Policies for the Plan’s valuation methodology used to measure fair value.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

•
Avis Budget Group, Inc. common stock – The fair value of Avis Budget Group, Inc. common stock is valued at the closing price reported on the active markets on which the security is traded. As such, these assets are classified as Level 1.

•	Mutual funds – Valued at the net asset value (“NAV”) of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments and are also classified at Level 1.

•
Common/collective trusts – are valued based on the NAV of units held by the Plan at year-end. Although the common/collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market. The Company has no unfunded commitments related to any of these investments and there are no Plan initiated redemption restrictions on these investments. There are no redemption restrictions on the participant’s holdings in these investments. These assets are classified as Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013:

Asset Class________	Level 1	Level 2	Total
Common stock	$33,890,650	$—	$33,890,650
Mutual funds:
Large-cap growth	66,900,082	—	66,900,082
Large-cap value	24,486,754	—	24,486,754
Large-cap blend	83,476,093	—	83,476,093
Mid-cap growth	14,622,315	—	14,622,315
Mid-cap value	22,221,220	—	22,221,220
Small-cap growth	11,863,543	—	11,863,543
Small-cap blend	31,306,278	—	31,306,278
Foreign large-cap blend	27,794,556	—	27,794,556
Bond funds	60,486,351	—	60,486,351
Real estate	11,291,469	—	11,291,469
Common/collective trusts:
Large-cap blend	—	30,451,496	30,451,496
Foreign large-cap growth	—	18,686,765	18,686,765
Emerging markets	—	10,930,848	10,930,848
Short-term investments	—	125,137,908	125,137,908
Total	$388,339,311	$185,207,017	$573,546,328

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012:

Asset Class________	Level 1	Level 2	Total
Common stock	$13,865,834	$—	$13,865,834
Mutual funds:
Large-cap growth	39,986,463	—	39,986,463
Large-cap value	9,157,563	—	9,157,563
Large-cap blend	51,535,653	—	51,535,653
Mid-cap growth	9,321,866	—	9,321,866
Mid-cap value	12,769,616	—	12,769,616
Small-cap growth	5,723,126	—	5,723,126
Small-cap blend	20,170,140	—	20,170,140
Foreign large-cap blend	21,130,922	—	21,130,922
Bond funds	44,892,455	—	44,892,455
Real estate	8,735,683	—	8,735,683
Common/collective trusts:
Large-cap blend	—	22,594,404	22,594,404
Foreign large-cap growth	—	9,489,869	9,489,869
Emerging markets	—	9,859,804	9,859,804
Short-term investments	—	84,972,648	84,972,648
Total	$237,289,321	$126,916,725	$364,206,046

9.	NONEXEMPT TRANSACTIONS

As reported on the supplemental schedule of delinquent participant contributions (Schedule H, Line 4a), certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 (CFR 2510.3-102), thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2013.

10.	SUBSEQUENT EVENTS

During January 2014, a resolution was adopted which merged the Zipcar Inc. 401(k) Plan, an affiliated plan of the Company, its participants and related assets into the Plan.

******

Plan Number: 002
EIN: 06-0918165
AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value****

* Avis Budget Group, Inc.	Common stock	838,462		$33,890,650
Wells Fargo Stable Return Fund	Common/collective trust	2,495,666		125,137,908
SSGA S&P 500 Index Fund	Common/collective trust	1,922,443		30,451,496
Oppenheimer International Growth Trust	Common/collective trust	868,748		18,686,765
Harding Loevner Emerging Markets Fund	Common/collective trust	891,586		10,930,848
The Oakmark Equity and Income Fund	Registered investment fund	1,557,877		50,864,673
PIMCO Total Return Fund	Registered investment fund	4,822,047		51,547,683
Columbia Mid-Cap Value Fund	Registered investment fund	1,240,716		22,221,220
American Growth Fund of America	Registered investment fund	1,113,435		47,822,021
PIMCO Real Return INST Fund	Registered investment fund	203,935		2,237,166
Harbor Mid-Cap Growth Fund	Registered investment fund	1,353,918		14,622,315
Lord Abbett Bond Debenture Fund	Registered investment fund	826,326		6,701,502
Vanguard Explorer Admiral Fund	Registered investment fund	123,386		11,863,543
DWS RREEF Real Estate Fund	Registered investment fund	577,864		11,291,469
Harbor International Fund	Registered investment fund	391,417		27,794,556
Harbor Small Cap Value Fund	Registered investment fund	1,220,042		31,306,278
Prudential Jennison Growth Fund	Registered investment fund	658,773		19,078,061
MFS Value Fund	Registered investment fund	737,553		24,486,754
Davis NY Venture Fund	Registered investment fund	778,130		32,611,420
* Various participants**	Participant loans			11,258,730
Cash and cash equivalents				7,581,000
Total				$592,386,058
__________

*	Represents a permitted party-in-interest
**	Maturity dates range from January 2014 to November 2028. Interest rates range from 4.25% to 10.50%.
***	Cost information is not required for participant-directed investments.
****	Form 5500 instructions require reporting of common/collective trusts at fair value on this schedule.

See Report of Independent Registered Public Accounting Firm.

Plan Number: 002
EIN: 06-0918165
AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT
CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2013

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited transactions			Total Full Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$2,208,780	$—	$—	$2,208,780	$—

Check here if Late Participant Loan Repayments are included: ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avis Budget Group, Inc. Employee Savings Plan

By:     /s/ Edward P. Linnen
Edward P. Linnen
Chief Human Resources Officer
Avis Budget Group, Inc.

Date: June 20, 2014